Lindsay Lee Work History

Lindsay has been a technology investor for nearly 20 years and has developed a strong network in Silicon Valley over the last two decades. Lindsay started his career at Merrill Lynch. Immediately following graduate school at Stanford, he co-founded a financial services software company. He subsequently served as CIO for an investment management firm he helped to grow to almost $1Bn. He then started a small direct investment fund that invested primarily in public technology companies. Prior to starting Authentic, Lindsay managed a family office where he built a highly successful Seed and early stage portfolio. He led early stage investments in Applovin (APP), Guardant Health (GH), Apartment List, Cambly and several other successful investments. He has been the Founder and Managing Member of Authentic Ventures since 2016, a seed-stage venture capital firm investing primarily in technology startups. Lindsay received his BA in Economics (Phi Beta Kappa) from the University of Florida where he was awarded Outstanding Male Graduate. He received his MBA and JD degrees from Stanford University.